UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.)*

Frequency Electronics, Inc.
(Name of Issuer)

Common Stock, par value $1.00
(Title of Class of Securities)

358010106
(CUSIP Number)

Jonathan Brolin 2 Depot Plaza Bedford Hills New York 10507 (914) 239-3117
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	358010106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jonathan Brolin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[-_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

456,660

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

456,660

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

456,660

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	358010106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Edenbrook Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

456,660

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

456,660

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

456,660

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	358010106

Item 1.	Security and Issuer.

This statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $1.00 (the "Common Stock"), of Frequency Electronics, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 55 Charles Lindbergh Blvd., Mitchel Field, New York, 11553.

Item 2.	Identity and Background.

(a)-(c)
This Schedule 13D is being filed jointly by (i) Edenbrook Capital, LLC ("Edenbrook"), a New York limited liability company, as the investment manager to certain private investment funds, with respect to Common Stock owned by such private investment funds, and (ii) Jonathan Brolin ("Mr. Brolin"), a United States citizen and the principal of Edenbrook with respect to the Common Stock owned by such private investment funds (collectively, the "Reporting Persons").

Mr. Brolin's present principal occupation or employment is acting as a private investor.  The principal business address of Mr. Brolin and Edenbrook is 2 Depot Plaza, Bedford Hills, New York 10507. Mr. Brolin is the Managing Member of Edenbrook and, as such, is in the position to determine the investment and voting decisions made by Edenbrook.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The net investment costs (including commissions, if any) of the Common Stock directly owned by the private investment funds advised by Edenbrook is approximately $4,570,192.  The Common Stock was purchased with the investment capital of the private investment funds advised by Edenbrook.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Common Stock to which this Schedule 13D relates for investment purposes in the ordinary course of business. The Reporting Persons acquired the Common Stock because they believed that the Common Stock reported herein, when purchased, represented an attractive investment opportunity.

Specifically, the Reporting Persons acquired the Common Stock at a price per share below the Issuer's book value per share, which the Reporting Persons considered an asymmetric risk-reward given, in their opinion, the limited downside afforded by the valuation and significant upside potential from increased sales of the Issuer's satellite payload and secure communications products.  As of the date of this filing, the Issuer's Common Stock continues to trade at a price per share below the Issuer's book value per share, despite a continued compounding of that book value for the past seven years, and despite in the Reporting Persons' opinion the Issuer's demonstrated ability to generate positive operating cash flow even during periods of declining revenue, higher levels of R & D investment and expansion of throughput capacity, while the Issuer prepares for new contracts to be awarded to it.

The Reporting Persons believe that the Issuer is uniquely qualified to win meaningful additional contracts for its satellite payload and secure communication products, both from government and commercial customers, and that should these contracts be awarded in the coming quarters and years, that the Issuer could see substantial increases in revenue.  Further, because the Issuer has already made the operating cost investments and capital expenditures required to participate in growing space and communication programs, the Reporting Persons believe that the Issuer could also see meaningful increases in margins, profitability and free cash flow generation.  In the interim, further profitability enhancements and cash generation may be achieved through enhanced efficiency efforts in the Issuer's commercial network equipment and infrastructure business.

The Reporting persons believe that should the Issuer demonstrate meaningful contract wins on long-term programs, numerous larger strategic acquirors with higher levels of capacity may be interested in acquiring the Issuer's business.  With the prospect of such contract wins beginning this year, the Reporting Persons recommend that the Issuer's board of directors form a Special Committee to begin the process of reviewing strategic alternatives in the interest of maximizing long-term shareholder value.

The Reporting Persons and their representatives have, from time to time, engaged in, and expect to continue to engage in, discussions with members of management and the board of directors of the Issuer, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer's business, management, capital structure and allocation, corporate governance, composition of the Issuer's board of directors and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value.

The Reporting Persons continually evaluate their investment in the Common Stock and may in the future seek to acquire additional Shares or to dispose of all or a portion of the Common Stock beneficially owned by them. Any such acquisition or disposition may be effected through privately negotiated transactions, in the open market, in block transactions or otherwise.  In addition, the Reporting Persons may enter into hedging or derivative transactions with respect to the securities of the Issuer, including Common Stock beneficially owned by them. Any determination to acquire or dispose of securities of the Issuer will depend on a number of factors, including the Issuer's business and financial position and prospects, other developments concerning the Issuer, the price levels of the Common Stock, general market and economic conditions, the availability of financing and other opportunities available to the Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

(a)-(c)
As of the date hereof, (i) Edenbrook and Mr. Brolin may be deemed to be the beneficial owners of 456,660 shares of Common Stock, constituting 5.2% of the shares of Common Stock, based upon 8,729,682 shares of Common Stock outstanding as of March 11, 2016, as set forth in the Quarterly Report on 10-Q for the quarterly period ended January 31, 2016 filed by the Issuer on March 16, 2016.

Edenbrook has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 456,660 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 456,660 shares of Common Stock.

Mr. Brolin has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 456,660 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 456,660 shares of Common Stock.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.  All such transactions were carried out in open market transactions.

The Reporting Persons specifically disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Item is not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Common Stock

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 18, 2016
(Date)

Edenbrook Capital, LLC

By:	/s/ Jonathan Brolin
Jonathan Brolin, Managing Member

Jonathan Brolin
/s/ Jonathan Brolin

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated March 18, 2016, relating to the Common Stock, par value $1.00 of Frequency Electronics, Inc. shall be filed on behalf of the undersigned.

March 18, 2016
-----------------------
(Date)

Edenbrook Capital, LLC

By:	/s/ Jonathan Brolin
Jonathan Brolin, Managing Member

Jonathan Brolin
/s/ Jonathan Brolin

Exhibit B

Schedule of Transactions in Shares by Private Funds Advised by Edenbrook

Transaction Date	Title of Class	Number of Shares Purchased	Number of Shares Sold	Price per Share
01/19/16	Common Stock	151		9.3000
01/20/16	Common Stock	813		9.0000
01/28/16	Common Stock	1000		8.8430
02/01/16	Common Stock	156		8.8300
02/02/16	Common Stock	2900		9.0379
02/02/16	Common Stock	1818		9.0478
02/03/16	Common Stock	501		9.0141
02/03/16	Common Stock	800		9.0988
02/08/16	Common Stock	600		9.3000
02/08/16	Common Stock	394		9.2500
02/09/16	Common Stock	99		9.2500
02/09/16	Common Stock	1114		9.2406
02/10/16	Common Stock	1900		9.3000
02/11/16	Common Stock	900		9.1477
02/11/16	Common Stock	2345		9.1535
02/12/16	Common Stock	7733		9.1767
02/18/16	Common Stock	941		9.0000
02/18/16	Common Stock	400		9.0000
02/19/16	Common Stock	60		9.0000
02/22/16	Common Stock	300		9.1400
02/22/16	Common Stock	100		9.0500
02/23/16	Common Stock	20		9.0500
02/24/16	Common Stock	300		9.0000
02/24/16	Common Stock	459		9.0109
02/25/16	Common Stock	2143		9.2823
03/03/16	Common Stock	5515		9.9714
03/03/16	Common Stock	3035		9.9756
03/04/16	Common Stock	1086		9.9661
03/04/16	Common Stock	4803		9.9897
03/07/16	Common Stock	760		9.8212
03/09/16	Common Stock	2200		9.8858
03/10/16	Common Stock	100		9.9000
03/11/16	Common Stock	513		9.9665
03/14/16	Common Stock	198		9.9126
03/15/16	Common Stock	240000		9.8568
03/15/16	Common Stock	39802		9.8715
03/16/16	Common Stock	3		9.7000

SK 27438 0001 7083889